MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : (81)3-5434-8611 Fax : (81)3-5434-8601
URL: http://www.minebea.co.jp

September 7, 2006

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Outline of financial results for the first quarter of FY2007, ended June 30, 2006

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi

Yumiko Goi
Investor Relations

9/12

RECEIVED
2006 SEP 12 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OUTLINE OF FINANCIAL RESULTS
FOR THE FIRST QUARTER OF FY2007, ENDED JUNE 30, 2006

1 August, 2006

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

1. Matters concerning preparation of quarterly performance summary
   (1) Concise accounting procedures adopted: None
   (2) Changes in accounting method: None
   (3) Accounting changes of scope of consolidation and application of equity method: None

2. Business performance (April 1, 2006 through June 30, 2006)
(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2007 1st Quarter	80,201	6.0	5,858	94.6	4,713	117.9
FY2006 1st Quarter	75,690	6.1	3,010	7.4	2,163	9.1
FY2006 Annual	318,446	8.2	19,269	36.8	14,595	43.0

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2007 1st Quarter	3,288	235.5	8.24	–
FY2006 1st Quarter	980	370.2	2.46	–
FY2006 Annual	4,257	(23.7)	10.67	–

(Notes) 1. Income or loss on investments for the first quarter in FY2007 on the equity method totaled 3 million yen and 6 million yen in the first quarter of FY2006 and 5 million yen in FY2006.
2. Weighted average number of shares outstanding during the respective years (consolidation):
   399,043,028 shares at June 30, 2006
   399,061,265 shares at June 30, 2005
   399,052,181 shares at March 31, 2006
3. The percentages of net sales, operating income, ordinary income and net income show changes from the same quarter of the previous fiscal year.

[Qualitative Data on the Progress of Operating Results (Consolidated)]

During the first quarter of fiscal year 2007 (April 1, 2006 to June 30, 2006), the Japanese economy continued to expand steadily, led by strong domestic demand, such as corporate capital investment and consumer spending. The U.S. economy also continued stable growth, although slowed down by personal consumption and housing investment. The European economy continued moderate growth as a whole. In China, the economy expanded with growth in fixed asset investment remaining high. The economies in Southeast Asian countries stayed firm due to continued growth in the U.S. economy and high growth in China.

Under these circumstances, we strove to reduce costs, develop high value-added products and new technologies, and expand sales activities to improve earnings.

As a result, net sales increased 4,511 million yen (6.0%) year on year, to 80,201 million yen, and operating income increased 2,847 million yen (94.6%) year on year, to 5,858 million yen. Ordinary income also rose significantly by 2,550 million yen (117.9%), to 4,713 million yen, and quarterly net income considerably improved 2,308 million yen (235.5%), to 3,288 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment stayed strong year on year owing to our vigorous sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. In pivot assemblies, sales grew. As a result, net sales increased 2,732 million yen (8.9%) year on year, to 33,305 million yen. Ordinary income also rose 1,161 million yen (22.9%), to 6,228 million yen on production increase, continuous cost-cutting efforts and pursuance of basic technologies, and product and manufacturing technologies.

Electronic devices and components business

Our core products in this business segment include HDD spindle motors; information motors (fan motors, stepping motors, vibration motors and DC brush motors); PC keyboards; speakers; LCD back lights; inverter and measuring instruments. Sales were good for use in PCs and peripheral devices, office equipment and household electrical appliances. In particular, sales of backlight assemblies for LCDs and inverters rose to the cell-phone and household electrical appliance industries. As a result, net sales increased 1,780 million yen (3.9%) year on year, to 46,896 million yen. Operating loss improved 1,687 million yen year on year, to 369 million yen, mainly due to continued efforts to reduce spindle motor costs and implemented rationalization in the information motors business.

(b) Performance by geographical segment is as follows:

Japan

Net sales rose 990 million yen (5.1%) year on year, to 20,343 million yen. Operating income increased 2,300 year on year, to 2,035 million yen.

Asia excluding Japan

This region includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm led by expanded demand from the information & telecommunications equipment industry and demand from the household electrical appliance industry. Continued cost reduction efforts in the spindle motors, information motors and other key businesses were beginning to generate profit improvement effects. As a result, net sales and operating income increased 1,548 million yen (4.3%) and 187 million yen (8.0%) year on year, respectively, to 37,876 million yen and 2,535 million yen.

North America

In ball bearings manufactured in the U.S. and rod-end bearings for sales to aviation-related and other industries, both demand and sales were brisk. Also in the product categories of PC keyboards as well as other imported electronic devices and components, both demand and sales were firm. As a result, net sales and operating income increased 1,127 million yen (8.3%) and 328 million yen (60.1%) year on year, respectively, to 14,768 million yen and 874 million yen.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. As a result, net sales and operating income increased 848 million yen (13.3%) and 33 million yen (8.7%) year on year, respectively, to 7,214 million yen and 413 million yen.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2007 1st Quarter	342,550	119,939	34.9	299.36
FY2006 1st Quarter	339,151	102,030	30.1	255.68
FY2006 Annual	349,862	117,577	33.6	294.65

(Notes) Number of shares outstanding at end of term (consolidation):
399,042,929 shares at June 30, 2006
399,061,220 shares at June 30, 2005
399,046,324 shares at March 31, 2006

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2007 1st Quarter	11,877	(3,119)	(11,899)	21,062
FY2006 1st Quarter	3,752	(4,232)	1,973	23,406
FY2006 Annual	28,237	(19,120)	(7,380)	24,385

[Qualitative Data on the Changes in Financial Position (Consolidated)]

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 21,062 million yen, down 2,344 million yen (-10.0%) year on year.

Cash flows from various business activities during the current quarter and relevant factors are as follows:

Operating activities: Due mainly to 5,205 million yen of income before income-taxes, 5,915 million yen of depreciation charges and the payment of income taxes, net cash flow from operating activities significantly rose 8,125 million yen (216.6%) compared with the end of the same quarter of previous fiscal year, to 11,877 million yen.

Investing activities: Due to the year on year decrease of expenditure for purchase of property, plant and equipment to 3,594 million yen, net cash outflow from investing activities rose 1,113 million yen (26.3%) year on year, to 3,119 million yen.

Financing activities: Due primarily to a decrease of 10,103 million yen in short-term loans payable and the payment of 2,793 million yen in dividends, net cash outlay from financing activities increased 13,872 million yen year on year, to 11,899 million yen.

<Attachments>

Consolidated Balance Sheets, Consolidated Statements of Income, Statement of Changes in Consolidated Shareholders' Equity, Consolidated Statements of Retained Surplus, Consolidated Statements of Cash Flows, Segment Information, Marketable Securities, Amounts of Production, Orders Received, Sales

3. Prospect for this fiscal year (April 1, 2006 through March 31, 2007)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Interim	152,000	8,400	5,300	13.28
Annual	310,000	19,000	10,000	25.06

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

[Qualitative Data on Earnings Forecasts]

Regarding the prospect for the remaining year, there is no change to the forecasts released at our May 9, 2006 results presentation.

1. Consolidated Balance Sheets

	As of June 30, 2006		As of June 30, 2005		Increase or (decrease) (2006 – 2005)		As of March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
ASSETS							
Current assets	152,660	44.6	156,708	46.2	(4,047)	(2.6)	153,564
Cash and cash equivalents	21,062		23,406		(2,343)		24,385
Notes and accounts receivable	66,541		66,308		232		66,362
Inventories	47,731		48,004		(273)		48,914
Deferred tax assets	4,599		5,450		(851)		3,402
Others	12,993		13,836		(843)		10,784
Allowance for doubtful receivables	(266)		(298)		31		(285)
Fixed assets	189,818	55.4	182,343	53.8	7,475	4.1	196,216
Tangible fixed assets	162,028		153,744		8,284		165,759
Buildings and structures	103,912		97,200		6,711		104,435
Machinery and transportation equipment	230,970		201,846		29,124		232,021
Tools, furniture and fixtures	50,458		50,786		(328)		51,705
Land	14,713		14,335		377		14,755
Construction in progress	1,582		1,516		65		1,517
Accumulated depreciation	(239,608)		(211,942)		(27,666)		(238,675)
Intangible fixed assets	12,926		13,869		(943)		13,177
Goodwill	9,435		10,224		(788)		9,794
Others	3,490		3,645		(155)		3,383
Investments and other assets	14,864		14,729		134		17,279
Investments in securities	10,120		6,294		3,825		10,963
Long-term loans receivable	49		37		12		46
Deferred tax assets	3,007		6,559		(3,551)		4,552
Others	1,739		1,894		(155)		1,772
Allowance for doubtful receivables	(52)		(55)		3		(55)
Deferred charges	71	0.0	99	0.0	(28)	(28.6)	81
Total assets	342,550	100.0	339,151	100.0	3,399	1.0	349,862

	As of June 30, 2006		As of June 30, 2005		Increase or (decrease) (2006 – 2005)		As of March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
LIABILITIES							
Current liabilities	142,168	41.5	148,337	43.7	(6,169)	(4.2)	150,886
Notes and accounts payable	27,969		28,695		(726)		26,683
Short-term loans payable	70,191		85,813		(15,622)		80,656
Current portion of long-term loans payable	9,066		1,878		7,188		8,115
Current portion of bonds	3,000		–		3,000		3,000
Current portion of bonds with warrant	–		4,000		(4,000)		–
Accrued income taxes	2,938		2,144		793		3,045
Accrued bonuses	3,123		2,806		316		3,518
Reserve for environmental preservation expenses	–		807		(807)		–
Allowance for business restructuring losses	2,949		–		2,949		3,286
Others	22,929		22,190		739		22,581
Long-term liabilities	80,442	23.5	86,642	25.6	(6,200)	(7.2)	80,767
Bonds	36,500		38,000		(1,500)		36,500
Long-term loans payable	43,000		47,987		(4,987)		43,000
Allowance for retirement benefits	479		142		336		641
Allowance for retirement benefits to executive officers	55		57		(1)		49
Others	407		455		(48)		576
Total liabilities	222,611	65.0	234,980	69.3	(12,369)	(5.3)	231,653
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	–	–	2,140	0.6	–	–	631
SHAREHOLDERS' EQUITY							
Common stock	–	–	68,258	20.1	–	–	68,258
Additional paid-in capital	–	–	94,756	27.9	–	–	94,756
Retained earnings	–	–	6,499	1.9	–	–	6,983
Difference on revaluation of other marketable securities	–	–	1,562	0.5	–	–	4,428
Foreign currency translation adjustments	–	–	(68,991)	(20.3)	–	–	(56,784)
Treasury stock	–	–	(56)	(0.0)	–	–	(65)
Total shareholders' equity	–	–	102,030	30.1	–	–	117,577
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	–	–	339,151	100.0	–	–	349,862

	As of June 30, 2006		As of June 30, 2005		Increase or (decrease) (2006 – 2005)		As of March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
NET ASSETS							
Shareholders' equity	173,219	50.6	–	–	–	–	–
Common stock	68,258		–		–		–
Additional paid-in capital	94,756		–		–		–
Retained earnings	10,272		–		–		–
Treasury stock	(68)		–		–		–
Revaluation / Translation differences	(53,762)	(15.7)	–	–	–	–	–
Difference on revaluation of other marketable securities	3,912		–		–		–
Foreign currency translation adjustments	(57,674)		–		–		–
Minority interest in consolidated subsidiaries	481	0.1	–	–	–	–	–
Total net assets	119,939	35.0	–	–	–	–	–
TOTAL LIABILITIES AND NET ASSETS	342,550	100.0	–	–	–	–	–

2. Consolidated Statements of Income

	1st Quarter ended June 30, 2006		1st Quarter ended June 30, 2005		Increase or (decrease) (2006 – 2005)		Year ended March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
Net sales	80,201	100.0	75,690	100.0	4,511	6.0	318,446
Cost of sales	62,983	78.5	60,458	79.9	2,525	4.2	249,934
Gross profit	17,218	21.5	15,231	20.1	1,986	13.0	68,511
Selling, general and administrative expenses	11,359	14.2	12,221	16.1	(861)	(7.0)	49,242
Operating income	5,858	7.3	3,010	4.0	2,847	94.6	19,269
Other income	527	0.7	494	0.7	33	6.7	1,503
Interest income	159		43		115		258
Dividend income	34		50		(16)		71
Equity income of affiliates	3		6		(2)		5
Others	329		393		(63)		1,167
Other Expenses	1,671	2.1	1,341	1.8	330	24.6	6,177
Interest expenses	1,305		1,019		286		4,771
Foreign currency exchange loss	206		12		193		345
Others	159		308		(149)		1,060
Ordinary income	4,713	5.9	2,163	2.9	2,550	117.9	14,595
Extraordinary income	649	0.8	10	0.0	638	–	1,054
Gain on sales of fixed assets	61		9		51		415
Gain on sales of investment securities	–		0		(0)		191
Gain on the reversal of preemptive rights	–		–		–		447
Reversal of loss on after-care of product	572		–		572		–
Reversal of allowance for doubtful receivables	14		–		14		–
Extraordinary loss	157	0.2	1,343	1.8	(1,185)	(88.2)	6,029
Loss on sales of fixed assets	46		5		41		106
Loss on disposal of fixed assets	111		75		35		763
Impairment loss	–		803		(803)		967
Loss on sales of investment securities	–		0		(0)		0
Loss on liquidation of affiliates	–		–		–		86
Loss on after-care of products	–		–		–		171
Business restructuring loss	–		–		–		3,475
Retirement benefit to directors and corporate auditors	–		458		(458)		458
Income before income taxes and minority interest	5,205	6.5	830	1.1	4,374	526.7	9,620
Income taxes							
Current (including enterprise tax)	1,676		1,222		454		5,567
Adjustment of income taxes	398		(937)		1,335		1,574
Total income taxes	2,075	2.6	285	0.4	1,790	627.1	7,141
Minority interests in earnings of consolidated subsidiaries	(159)	(0.2)	(435)	(0.6)	275	(63.4)	(1,778)
Net income	3,288	4.1	980	1.3	2,308	235.5	4,257

3. Statement of Changes in Consolidated Shareholders' Equity (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Net income			3,288		3,288
Purchase of own shares				(2)	(2)
Changes (net) in non-shareholders' equity items					
Total changes	—	—	3,288	(2)	3,286
Balances at June 30, 2006	68,258	94,756	10,272	(68)	173,219

	Revaluation / Translation differences			Minority interest in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Net income					3,288
Purchase of own shares					(2)
Changes (net) in non-shareholders' equity items	(516)	(889)	(1,406)	(149)	(1,555)
Total changes	(516)	(889)	(1,406)	(149)	1,730
Balances at June 30, 2006	3,912	(57,674)	(53,762)	481	119,939

4. Consolidated Statements of Retained Surplus

	1st Quarter ended June 30, 2005	Year ended March 31, 2006
	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS		
Additional paid-in capital at beginning of period	94,756	94,756
Additional paid-in capital at end of period	94,756	94,756
RETAINED EARNINGS		
Retained earnings at beginning of period	5,519	5,519
Increase of retained earnings	980	4,257
Net income	980	4,257
Decrease of retained earnings	0	2,793
Cash dividends	—	2,793
Loss on disposal of treasury stock	0	0
Retained earnings at end of period	6,499	6,983

5. Consolidated Statements of Cash Flows (Amount: millions of yen)

	1st Quarter ended June 30, 2006	1st Quarter ended June 30, 2005	Year ended March 31, 2006
1.Cash Flows from Operating Activities:			
Income before income taxes and minority interests	5,205	830	9,620
Depreciation and amortization	5,915	5,766	23,972
Impairment loss	–	803	967
Amortization of goodwill	272	265	1,073
Equity income of affiliates	(3)	(6)	(5)
Interest and dividend income	(193)	(94)	(330)
Interest expenses	1,305	1,019	4,771
Gain on sales of fixed assets	(14)	(4)	(308)
Loss on disposal of fixed assets	111	75	763
Decrease in reserve for losses on after-care of products	(577)	–	–
Gain on sales of investment securities	–	(0)	(191)
Gain on the reversal of preemptive rights	–	–	(447)
Increase in notes and accounts receivable	(628)	(2,999)	(110)
(Increase) decrease in inventories	849	(763)	2,082
Increase (decrease) in notes and accounts payable	1,393	2,834	(1,215)
Increase (decrease) in allowance for doubtful receivables	(20)	7	(24)
Increase (decrease) in accrued bonuses	(389)	(434)	111
Increase in reserve for environmental preservation expenses	–	12	–
Increase (decrease) in retirement allowance	(135)	(187)	219
Increase (decrease) in allowance for retirement benefits to executive officers	6	7	(0)
Increase (decrease) in allowance for business restructuring losses	(336)	–	3,286
Payment of bonus to directors and corporate auditors	–	(23)	(23)
Others	1,657	(1,435)	(6,846)
Sub-total	14,416	5,674	37,364
Interest and dividends received	156	57	330
Interest paid	(1,101)	(866)	(4,844)
Income tax paid	(1,592)	(1,113)	(4,612)
Net cash provided by operating activities	11,877	3,752	28,237
2.Cash Flows from Investing Activities:			
Purchase of tangible fixed assets	(3,594)	(4,317)	(21,897)
Proceeds from sales of tangible fixed assets	740	175	3,047
Purchase of intangible fixed assets	(290)	(69)	(311)
Purchase of investments in securities	(0)	(0)	(0)
Proceeds from sales of investments in securities	–	0	216
Payment for purchase of investments in subsidiaries	–	–	(342)
Long term loans receivables	(16)	(4)	(18)
Recovery of long term loans receivables	14	2	16
Others	26	(18)	168
Net cash used in investing activities	(3,119)	(4,232)	(19,120)
3.Cash Flows from Financing Activities:			
Increase (decrease) in short-term loans payable	(10,103)	4,174	(3,671)
Proceeds from long term loans	1,000	592	3,592
Repayment of long term loans	–	–	(1,987)
Proceeds from issuance of bonds	–	–	1,500
Payment for redemption of bonds with warrant	–	–	(4,000)
Purchase of treasury stock	(2)	(0)	(5)
Cash dividends paid	(2,793)	(2,793)	(2,793)
Cash dividends paid to minority shareholders	–	–	(14)
Net cash provided by (used in) financing activities	(11,899)	1,973	(7,380)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(181)	153	889
5.Net Increase (decrease) in Cash and Cash Equivalents	(3,323)	1,646	2,626
6.Cash and Cash Equivalents at Beginning of Period	24,385	21,759	21,759
7.Cash and Cash Equivalents at End of Period	21,062	23,406	24,385

6. Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2007 1st Quarter (April 1, 2006 through June 30, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	33,305	46,896	80,201	—	80,201
(2) Sales to other segment	1,539	1,010	2,550	(2,550)	—
Total	34,845	47,906	82,752	(2,550)	80,201
Operating expense	28,617	48,276	76,893	(2,550)	74,343
Operating income (loss)	6,228	(369)	5,858	—	5,858
2. Assets, depreciation and capital expenditure					
Assets	198,609	216,301	414,911	(72,360)	342,550
Depreciation	3,010	2,905	5,915	—	5,915
Capital expenditure	1,581	2,303	3,885	—	3,885

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2006 1st Quarter (April 1, 2005 through June 30, 2005)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	30,573	45,116	75,690	—	75,690
(2) Sales to other segment	685	400	1,085	(1,085)	—
Total	31,258	45,517	76,775	(1,085)	75,690
Operating expense	26,191	47,573	73,765	(1,085)	72,679
Operating income (loss)	5,067	(2,056)	3,010	—	3,010
2. Assets, depreciation and capital expenditure					
Assets	191,534	215,721	407,255	(68,104)	339,151
Depreciation	2,677	3,088	5,766	—	5,766
Capital expenditure	1,822	2,564	4,387	—	4,387

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	129,595	188,851	318,446	—	318,446
(2) Sales to other segment	3,803	2,371	6,174	(6,174)	—
Total	133,398	191,222	324,621	(6,174)	318,446
Operating expense	108,842	196,509	305,351	(6,174)	299,177
Operating income (loss)	24,556	(5,287)	19,269	—	19,269
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	205,437	218,790	424,228	(74,365)	349,862
Depreciation	11,437	12,535	23,972	—	23,972
Impairment loss	388	578	967	—	967
Capital expenditure	12,279	9,929	22,208	—	22,208

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2007 1st Quarter (April 1, 2006 through June 30, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	20,343	37,876	14,768	7,214	80,201	–	80,201
(2) Sales to other segment	38,643	39,161	415	438	78,659	(78,659)	–
Total	58,986	77,037	15,184	7,653	158,861	(78,659)	80,201
Operating expense	56,951	74,502	14,309	7,240	153,003	(78,659)	74,343
Operating income	2,035	2,535	874	413	5,858	–	5,858
2. Assets	160,968	236,244	36,440	19,868	453,522	(110,971)	342,550

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.
North America............................ United States
Europe .... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2006 1st Quarter (April 1, 2005 through June 30, 2005)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	19,353	36,328	13,641	6,366	75,690	–	75,690
(2) Sales to other segment	38,994	38,431	376	917	78,720	(78,720)	–
Total	58,348	74,760	14,018	7,283	154,410	(78,720)	75,690
Operating expense	58,613	72,411	13,471	6,903	151,400	(78,720)	72,679
Operating income (loss)	(265)	2,348	546	380	3,010	–	3,010
2. Assets	169,025	228,716	34,601	17,806	450,149	(110,997)	339,151

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.
North America............................ United States
Europe .... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	77,856	155,423	59,467	25,698	318,446	—	318,446
(2) Sales to other segment	166,627	162,506	1,599	1,968	332,702	(332,702)	—
Total	244,483	317,929	61,067	27,667	651,148	(332,702)	318,446
Operating expense	242,561	305,087	58,179	26,051	631,879	(332,702)	299,177
Operating income	1,922	12,842	2,888	1,615	19,269	—	19,269
2. Assets	161,968	247,186	36,864	19,617	465,636	(115,773)	349,862

(Notes) Dividing method and main countries in each territory

(a) Dividing method........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.

North America............................United States

Europe ....United Kingdom, Germany, France, Italy, etc.

(3) Overseas sales

(Amount: millions of yen)

	FY2007 1st Quarter (April 1, 2006 through June 30, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	38,655	12,173	8,586	59,415
2. Total sales				80,201
3. Overseas sales on total sales	48.2%	15.2%	10.7%	74.1%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2006 1st Quarter (April 1, 2005 through June 30, 2005)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	37,432	11,193	7,321	55,947
2. Total sales				75,690
3. Overseas sales on total sales	49.4%	14.8%	9.7%	73.9%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	159,781	47,255	31,833	238,870
2. Total sales				318,446
3. Overseas sales on total sales	50.2%	14.8%	10.0%	75.0%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

7. Marketable Securities

(1) Other marketable securities

(Amount: millions of yen)

Classification	FY2007 (1st Quarter)			FY2006 (1st Quarter)			FY2006 (Annual)		
	Acquisition value	Book value	Difference	Acquisition value	Book value	Difference	Acquisition value	Book value	Difference
Other marketable securities with market value									
Stock	3,080	9,494	6,413	3,105	5,666	2,561	3,080	10,340	7,259
Total	3,080	9,494	6,413	3,105	5,666	2,561	3,080	10,340	7,259

(2) Main securities without market value

(Amount: millions of yen)

Classification	FY2007 (1st Quarter)	FY2006 (1st Quarter)	FY2006 (Annual)
	Book value	Book value	Book value
Other marketable securities	473	474	473
Total	473	474	473

(Note) Non-listed stock

8. Amounts of Production, Orders Received, Sales

(1) Production

(Amount: millions of yen)

Business segments	FY2007 (1st Quarter)	FY2006 (1st Quarter)	FY2006 (Annual)
Machined components business	32,999	32,013	130,796
Electronic devices and components business	43,624	41,911	178,043
Total	76,623	73,924	308,839

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Business segments	FY2007 (1st Quarter)		FY2006 (1st Quarter)		FY2006 (Annual)	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	34,027	48,766	31,906	39,890	139,082	48,044
Electronic devices and components business	47,965	24,350	49,431	26,861	189,586	23,281
Total	81,992	73,116	81,338	66,751	328,668	71,325

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Business segments	FY2007 (1st Quarter)	FY2006 (1st Quarter)	FY2006 (Annual)
Machined components business	33,305	30,573	129,595
Electronic devices and components business	46,896	45,116	188,851
Total	80,201	75,690	318,446

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

August 1, 2006
Minebea Co., Ltd.

Supplementary Financial Data
for the First Quarter of Fiscal Year ending March 31, 2007

1. Consolidated Results of Operations

	Fiscal year ended Mar. 06					FY ending Mar. 07	%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q*1	Y/Y*2
Net sales	75,690	80,049	80,948	81,759	318,446	**80,201**	-1.9%	+6.0%
Operating income	3,010	4,214	6,043	6,002	19,269	**5,858**	-2.4%	+94.6%
Ordinary income	2,163	3,159	4,694	4,579	14,595	**4,713**	+2.9%	+117.9%
Income before income taxes	830	3,595	4,474	721	9,620	**5,205**	+621.9%	+526.7%
Net income	980	1,441	2,400	-564	4,257	**3,288**	-	+235.5%
Net income per share (yen)	2.46	3.61	6.01	-1.41	10.67	**8.24**	-	+235.5%

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 06					FY ending Mar. 07	%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q*1	Y/Y*2
Machined components	30,573	31,631	32,938	34,453	129,595	**33,305**	-3.3%	+8.9%
Bearing related products	25,982	26,402	27,837	29,326	109,547	**28,506**	-2.8%	+9.7%
Other machined components	4,591	5,229	5,101	5,126	20,047	**4,799**	-6.4%	+4.5%
Electronic devices and components	45,116	48,419	48,009	47,307	188,851	**46,896**	-0.9%	+3.9%
Rotary components	26,443	27,880	27,724	28,089	110,136	**26,865**	-4.4%	+1.6%
Other electronic devices	18,673	20,539	20,285	19,218	78,715	**20,031**	+4.2%	+7.3%
Total sales	75,690	80,049	80,948	81,759	318,446	**80,201**	-1.9%	+6.0%
Machined components	5,067	6,045	6,972	6,472	24,556	**6,228**	-3.8%	+22.9%
Electronic devices and components	-2,056	-1,831	-930	-470	-5,287	**-369**	-	-
Total operating income	3,010	4,214	6,043	6,002	19,269	**5,858**	-2.4%	+94.6%

*1 1Q % change Q/Q: 1Q in comparison with 4Q of the previous fiscal year.

*2 1Q % change Y/Y: 1Q in comparison with 1Q of the previous fiscal year.

3. Capital Expenditure, Depreciation, Research and Development Costs

	Fiscal year ended Mar. 06					FY ending Mar. 07
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q
Capital expenditure	4,317	6,239	6,565	4,776	21,897	**3,594**
Depreciation (Including intangible fixed assets)	5,766	5,922	6,272	6,012	23,972	**5,915**
Research and development costs	2,358	2,106	2,232	2,352	9,048	**2,198**

4. Exchange Rates

		Fiscal year ended Mar. 06					FY ending Mar. 07
	(Yen)	1Q	2Q	3Q	4Q	Full year	1Q
US$	PL	107.28	111.50	116.21	117.36	113.09	**114.71**
	BS	110.62	113.19	118.07	117.47	117.47	**115.24**
EURO	PL	136.99	135.39	138.91	139.93	137.81	**143.49**
	BS	133.63	136.13	139.83	142.81	142.81	**146.00**
S'PORE$	PL	64.92	66.46	68.68	71.60	67.92	**72.00**
	BS	65.58	66.96	70.89	72.57	72.57	**72.45**
THAI BAHT	PL	2.70	2.68	2.83	2.95	2.79	**3.00**
	BS	2.67	2.75	2.87	3.02	3.02	**3.02**
RMB	PL	12.94	13.65	14.38	14.49	13.87	**14.31**
	BS	13.34	13.99	14.59	14.66	14.66	**14.36**